UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C. 20549


                      FORM 12b-25


(Check one):         XX Form 10-Q

               For Period Ended: SEPTEMBER 30, 1995


Nothing in this form shall be construed to imply that The
Commission has verified any information contained herein.


Part I - REGISTRANT INFORMATION

Full Name of Registrant

     ELSINORE CORPORATION

Address of Principal Executive Office

     202 FREMONT STREET

City, State and Zip Code

     LAS VEGAS, NEVADA  89101


Part II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-25(b), the following should be completed. (Check box if appropriate)

 XX (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The ... the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required
          By Rule 12b-25(c) has been attached if applicable.
         applicable.

Part III - NARRATIVE
State below in reasonable detail the reasons why
Form 10-Q could not be filed in the prescribed time period.

On October 31, 1995, the Company and certain subsidiaries filed a voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code with the United States Bankruptcy Court for


Part III - NARRATIVE (Continued)
the District of Nevada (Las Vegas, Nevada). The file number in the case is 95-24685 RCJ with Judge Robert
C. Jones presiding.

Accounting department activity related to the bankruptcy filing interuppted our normal internal accounting closing routines. In addition, many hours of executive and support staff were consumed by such filing. These matters delayed our 9/30/95 10-Q filing.

We respectfully request an extension of time to file the Elsinore
Corporation September 30, 1995 Form 10-Q, which was due on
November 14, 1995. We understand the extension is an additional period to file of 5 business days. It is our intent to file on Wednesday, November 15, 1995.

Part IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification:

GARY ACORD, CFO       702        385-4011  Ext 3062
 (Name)          (Area Code)      (Telephone Number)

(2) have all other periodic reports required under
     section 13 or 15(d) of the Securities Exchange Act of
     1934 or Section 30 of the Investment Company Act of 1940
     during the preceding 12 months (or for such
     shorter period that the registrant was required to
     file such reports) been filed?    XX YES      NO

 (3)Is it anticipated that any significant change in
     results of operations from the corresponding
     period for the last fiscal year will be reflected by
     the earnings statements to be included in the subject
     report or portion thereof?        XX YES      NO

The Company's losses from operations are continuing and increased substantially over 1994, primarily due to write-offs related to Native American Casino Projects.

               ELSINORE CORPORATION
    (Name of Registrant as Specified in charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date                       BY
                              Gary Acord,
                              Chief Financial Officer